SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the date of May 5, 2006

YELL FINANCE B.V.

(Translation of Registrant’s Name Into English)

Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	Form 40-F
☒	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)

Yes	No
☐	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -                  .

EXPLANATORY NOTE

On 2 May 2006, Yell Finance BV (the “Registrant”) issued Notices of Redemption (the “Notices”) to holders of its 10 3/4% Senior Sterling Notes due 2011, its 10 3/4% Senior Dollar Notes due 2011 and its 13 1/2% Senior Discount Dollar Notes due 2011 (the “Noteholders”) pursuant to Section 1101(a) of each of the Indentures governing the Registrant’s 13 1/2 % Senior Discount Dollar Notes due 2011, the Registrant’s 10 3/4% Senior Discount Dollar Notes due 2011 and the Registrant’s 10 3/4% Senior Sterling Notes due 2011, each dated 6 August 2001, as amended by Supplemental Indentures each dated 18 January 2002 (the “Notes”) each among the Registrant Yellow Pages Limited, The Bank of New York, The Bank of New York (Luxembourg) SA and The Bank of New York, London Branch (the “Indentures”).  A copy of each of the Notices is attached to this report.

On 5 May 2006, the Registrant issued Notices to the Luxembourg Stock Exchange, stating that the Notes were being redeemed.  A copy of each of the Notices is attached to this report.

On April 28, 2006, Yell Group plc, the parent of the Registrant, announced that it had entered into an agreement with Telefonica S.A. to acquire its stake in Telefonica Publicidad e Informacion S.A (“TPI”) by way of an all cash public tender offer for the entire issued share capital of TPI.  Yell Group plc also announced on 28 April 2006 the results of a placing of new ordinary shares.  Copies of each of these press releases are attached to this report.

EXHIBIT INDEX

Exhibit no.	Description

99.1	Notice of Redemption - 10 3/4% Senior Sterling Notes due 2011

99.2	Notice of Redemption - 10 3/4% Senior Dollar Notes due 2011

99.3	Notice of Redemption - 13 1/2% Senior Discount Dollar Notes due 2011

99.4	Notice to Luxembourg Stock Exchange - 10 3/4% Senior Sterling Notes due 2011

99.5	Notice to Luxembourg Stock Exchange - 10 3/4% Senior Dollar Notes due 2011

99.6	Notice to Luxembourg Stock Exchange - 13 1/2% Senior Discount Dollar Notes due 2011

99.7	Press Release dated 28 April, 2006 Relating to Proposed Acquisition

99.8	Press Release dated 28 April 2006 Relating to Placing of Ordinary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2006

YELL FINANCE B.V.
(Registrant)

By:	/s/ John Davis
Name: John Davis
Title: Chief Financial Officer